UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

eSpeed, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

296643109

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

WC Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,916,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,916,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.40%

14. Type of Reporting Person (See Instructions)

OO
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Aaron H. Braun

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,916,000
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,916,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,916,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.40%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of eSpeed, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 110 E. 59th St., New York, NY 10022.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) WC Capital Management, LLC ("WC LLC") and
Aaron H. Braun ("Braun")
*(collectively, the "Filers").

(b) The business address of the Filers is
300 Drakes Landing Road, Suite 230, Greenbrae, CA 94904

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
WC LLC is an investment adviser and the general partner of investment limited partnerships. Braun is the manager of WC LLC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For the citizenship of the Filers, see Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
WC LLC	Funds Under Management	$6,298,400.65

Item 4. Purpose of Transaction

On March 28, 2007, the Filers sent a letter to Howard W. Lutnick, the Chiarman of the Board of Directors, CEO and President of eSpeed. The letter is filed as Exhibit A hereto and is incorporated herein by reference.

The Filers have been and may continue to be in contact with the Issuer's management, members of the Issuer's Board of Directors, other significant shareholders, potential transaction partners and others regarding alternatives to maximize shareholder value.

None of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of advisory clients of the Filers for the purpose of investment. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

The Filers may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Each of them also may at any time or times cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Their advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they consider to be in the interests of such clients.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since February 27, 2007:
Purchase or Sale	Security	Date	Number of Shares	Price
P	ESPEED INC.	02/28/07	5,000	8.59
P	ESPEED INC.	02/28/07	5,000	8.63
S	ESPEED INC.	03/01/07	5,000	8.55
P	ESPEED INC.	03/05/07	10,000	8.33
P	ESPEED INC.	03/05/07	5,000	8.35
S	ESPEED INC.	03/06/07	454,500	8.25
P	ESPEED INC.	03/06/07	37,467	8.38
S	ESPD AUG 7.50 CALL*	03/06/07	1,951	133.50
S	ESPD AUG 7.50 CALL*	03/06/07	2,299	137.50
P	ESPD MAY 5 CALL*	03/06/07	1,800	351.00
P	ESPD MAY 5 CALL*	03/06/07	1,200	345.00
P	ESPD AUG 5 CALL*	03/06/07	1,800	347.50
P	ESPD AUG 5 CALL*	03/06/07	1,200	353.50
S	ESPEED INC.	03/07/07	100	8.40
P	ESPEED INC.	03/07/07	53,033	8.47
S	ESPEED INC.	03/08/07	21,200	8.35
S	ESPEED INC.	03/08/07	24,701	8.32
P	ESPEED INC.	03/08/07	41,301	8.44
P	ESPEED INC.	03/09/07	10,000	8.56
P	ESPEED INC.	03/09/07	9,700	8.57
P	ESPEED INC.	03/12/07	5,000	8.87
P	ESPD MAY 5 CALL*	03/12/07	150	440.00
P	ESPEED INC.	03/13/07	26,636	8.71
P	ESPEED INC.	03/13/07	364	8.81
P	ESPEED INC.	03/14/07	3,000	8.75
P	ESPEED INC.	03/14/07	35,000	8.97
P	ESPEED INC.	03/15/07	34,500	9.13
P	ESPD MAY 5 CALL*	03/15/07	200	430.00
P	ESPD AUG 5 CALL*	03/15/07	10	430.00
P	ESPEED INC.	03/16/07	10,000	9.36
P	ESPD MAY 5 CALL*	03/16/07	200	440.00
P	ESPD AUG 5 CALL*	03/16/07	190	450.00
P	ESPEED INC.	03/19/07	13,566	9.17
P	ESPEED INC.	03/20/07	19,182	9.24
P	ESPEED INC.	03/21/07	27,252	9.56
P	ESPEED INC.	03/22/07	20,000	9.45
P	ESPEED INC.	03/26/07	22,000	9.42
P	ESPEED INC.	03/27/07	19,000	9.4

* Convertible into the right to acquire 100 shares of Class A Common Stock.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

WC LLC is the general partner of its investment limited partnership clients or the investment adviser to its separate account clients pursuant to agreements of limited partnership or investment advisory agreements providing to WC LLC the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements or investment advisory agreements, WC LLC is entitled to allocations or fees based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A. Letter, dated March 28, 2007, from the Filers to Howard W. Lutnick.

Exhibit B. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007
WC CAPITAL MANAGEMENT, LLC By: Aaron H. Braun, Manager	Aaron H. Braun

EXHIBIT A

[LETTERHEAD OF WC CAPITAL MANAGEMENT LLC]

March 28, 2007

Howard W. Lutnick

Chairman of the Board, CEO and President

eSpeed Inc.

110 East 59th Street

New York, NY 10022

Dear Mr. Lutnick:

Thank you for the recent opportunities to discuss eSpeed's current business strategy and longer term opportunities.

As long-term shareholders of eSpeed we have performed our own analysis of the value of the company and have concluded that the shares are currently very undervalued. Specifically, we believe that the current valuation does not accurately reflect: 1) the company's strong cash positions of $187 million ($3.72 per share) as of December 31, 2006; 2) the company's strong duopoly position in the electronic trading of debt securities and related instruments; 3) the potential cash flow from the "core" trading business, which has been and continues to be masked by the large continuing investments in unprofitable new business initiative, and 4) the intellectual property inherent in the company's proprietary trading technology.

While our tone and sentiments may differ from those of other shareholders, we do nonetheless agree with several issues they have raised. Given the company's dramatic undervaluation relative to other "exchanges", we believe that steps to ensure a fair return for eSpeed shareholders are appropriate. Specifically, we request that the Board of Directors reviews the following options (many of which we have inquired about on past conference calls):

1) Sale of the Company: We believe the value of eSpeed's existing core business and assets could be significantly higher than the current enterprise value of the company which is approximately $475 million, based on the recent trading of $9.40 per share. We request that management actively engage industry and/or "financial" buyers (i.e. private equity) to ascertain values at which a transaction for all outstanding eSpeed's shares may be feasible.

2) Convert Class B shares to Class A: As allowed by Delaware law, we believe that in the "post-Enron" era of corporate governance, the company should convert the "super voting" Class B shares to Class A shares. This would allow an equitable "one share, one vote" structure and also give Class A shareholders the opportunity to have a greater say in important corporate matters. At the same time, it would allow Cantor Fitzgerald to maintain a dominant position in matters requiring shareholder voting.

3) Return of Capital to Shareholders: Given the significant liquid resources (cash and equivalents) of the Company, which were $187 million on December 31, 2006, we request the Board of Directors strongly consider options for returning capital to equity shareholders. We believe that a special one-time dividend of a meaningful size, a "Dutch" tender for the Company's shares or an aggressive "open market" share repurchase would enhance the value of the shares for all remaining shareholders. While the Company is authorized to repurchase shares in the open market, the Company has not done so to a meaningful degree.

4) Initiate Procedures and Structures Increasing eSpeed Autonomy: Given the complex three-way relationship between Cantor Fitzgerald, BGC and the company, we believe that segregating various business practices and initiating independent controls would protect the company's shareholders and potentially enhance returns. Specifically, with the pending public offering of BGC shares, we believe that the two public entities should have different accountants and independent Board Members. This will lessen the likelihood that one party is treated inequitably and that appropriate allocation of resources and expenses occurs.

We believe eSpeed is a valuable business enterprise that is significantly undervalued based on its current equity valuation. Our analysis has led us to believe that the range of the company's theoretical valuation could be considerably higher than the current share price which could result in a value 28% to 70% greater ($12 to $16 per share) than the current valuation of $9.40 per share. This analysis is based on reasonable multiples of revenues and/or cash flows and the significant cash position of the company. We request that the Board of Directors aggressively and expediously explore all options that could result in this type of outcome for the benefit of all eSpeed shareholders.

Thank you for your attention to this matter.

Sincerely,

Aaron H. Braun

Manager of WC Capital Management LLC (also known as Willow Creek)

EXHIBIT B

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the Class A Common Stock of eSpeed, Inc. For that purpose, the undersigned hereby constitute and appoint WC Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 28, 2007
WC CAPITAL MANAGEMENT, LLC By: Aaron H. Braun, Manager	Aaron H. Braun

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